UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NATIONAL INTERSTATE CORPORATION

(Name of Issuer)

Common Shares, Par Value $.01 Per Share

(Title of Class of Securities)

63654U 10 0

(CUSIP Number)

Alan R. Spachman

1 Westbury Park Way, Suite 101

Bluffton, South Carolina 29910

(843) 757-3838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 3 to the Schedule 13D, filed by Alan R. Spachman with respect to the Common Shares, $.01 par value per share (the “Common Shares”), of National Interstate Corporation (the “Company”) on February 14, 2014 and amended on February 19, 2014 and March 6, 2014 (the “Schedule 13D”), amends the items contained in the Schedule 13D as set forth below. Capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On July 1, 2014, Mr. Spachman entered into an Agreement (the “Agreement”) with American Financial Group, Inc., Great American Insurance Company and the Company under which the Company agreed to nominate Mr. Spachman, Patrick J. Denzer, Keith A. Jensen, and Ronald J. Brichler (the “Slate”) to its Board of Directors for election as Class II directors at the Company’s 2014 Annual Meeting of Shareholders (the “2014 Annual Meeting”). Class II directors elected at the 2014 Annual Meeting will serve a term expiring at the Company’s 2016 Annual Meeting of Shareholders. Mr. Jensen and Mr. Spachman currently serve as directors of the Company. Mr. Denzer currently serves as Founder and President of LI Ventures, LLC, an independent firm providing investment and advisory services. Mr. Brichler currently serves as Executive Vice President of GAIC.

The Agreement further provides that, subject to the other parties’ continuing compliance with the terms of the Agreement, (i) the Company will recommend in its proxy materials that shareholders vote for the Slate and it will use commercially reasonable efforts to cause Mr. Spachman’s election to the Board of Directors by supporting his nomination in a manner no less vigorous and favorable than the manner in which it supports the other director nominees, (ii) the parties will vote all of their Common Shares in support of the Slate at the 2014 Annual Meeting, and (iii) the parties will not invoke or encourage or support any other person or entity in invoking cumulative voting in connection with the 2014 Annual Meeting and will not encourage any other person or entity to vote against the Slate or any individual director nominee. In the event that cumulative voting is invoked by another shareholder of the Company, all of the parties agreed to use their reasonable best efforts to cause the election of the Slate.

Mr. Spachman disclaims any beneficial ownership of the Common Shares held by the other parties to the Agreement.

The Agreement is attached as Exhibit 4 hereto and incorporated in this Item 4 by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On July 1, 2014, Mr. Spachman entered into the Agreement. The information with respect thereto set forth in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

4. Agreement, dated July 1, 2014, by and among Alan R. Spachman, National Interstate Corporation, American Financial Group, Inc. and Great American Insurance Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National Interstate Corporation on July 7, 2014, File No. 000-51130).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2014

/s/ Alan R. Spachman
Alan R. Spachman